Form 10KSB, Exhibit 13
period 2003-12-31
OLD FLORIDA BANKSHARES INC
filed 2004-03-19
CIK 1212565

Exhibit 13.1

Financial Statements of Old Florida Bankshares, Inc. and Subsidiary

OLD FLORIDA BANKSHARES, INC.

Ft. Myers, Florida

Audited Consolidated Financial Statements

At December 31, 2003 and 2002 and For the Years Then Ended

(Together with Independent Auditors’ Report)

Independent Auditors’ Report

Old Florida Bankshares, Inc.

Ft. Myers, Florida:

We have audited the accompanying consolidated balance sheets of Old Florida Bankshares, Inc. and Subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of earnings, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

HACKER, JOHNSON & SMITH PA

Tampa, Florida

January 9, 2004

OLD FLORIDA BANKSHARES, INC.

Consolidated Balance Sheets

($ in thousands, except per share amounts)

	December 31,
	2003	2002
Assets

Cash and due from banks	$5,239	2,804
Interest-bearing deposits with banks	260	2,472
Federal funds sold	4,449	1,337

Total cash and cash equivalents	9,948	6,613

Securities available for sale	15,073	8,934
Securities held to maturity	981	—
Loans, net of allowance for loan losses of $1,427 in 2003 and $965 in 2002	125,303	87,272
Premises and equipment, net	9,100	4,131
Federal Home Loan Bank stock, at cost	608	169
Accrued interest receivable	476	372
Deferred income taxes	68	262
Goodwill	3,511	—
Core deposit intangible	356	—
Other assets	553	395

Total assets	$165,977	108,148

Liabilities and Stockholders’ Equity

Liabilities:
Noninterest-bearing demand deposits	12,925	7,206
Savings, NOW and money-market deposits	57,651	38,839
Time deposits	64,000	45,882

Total deposits	134,576	91,927

Official checks	3,071	566
Federal Home Loan Bank advances	6,165	3,360
Accrued interest payable and other liabilities	647	321

Total liabilities	144,459	96,174

Commitments (Notes 5 and 8)

Stockholders’ equity:
Preferred stock, $.01 par value; 1,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $.01 par value; 5,000,000 shares authorized, 1,929,595 and 1,216,595 shares issued and outstanding in 2003 and 2002	19	12
Additional paid-in capital	21,469	12,426
Accumulated deficit	(16)	(577)
Accumulated other comprehensive income	46	113

Total stockholders’ equity	21,518	11,974

Total liabilities and stockholders’ equity	$165,977	108,148

See Accompanying Notes to Consolidated Financial Statements.

OLD FLORIDA BANKSHARES, INC.

Consolidated Statements of Earnings

($ in thousands, except per share amounts)

	Years Ended December 31,
	2003	2002
Interest income:
Loans	$6,733	6,064
Securities	567	576
Other interest-earning assets	47	75

Total interest income	7,347	6,715

Interest expense:
Deposits	2,386	2,815
Other borrowings	79	20

Total interest expense	2,465	2,835

Net interest income	4,882	3,880
Provision for loan losses	—	149

Net interest income after provision for loan losses	4,882	3,731

Noninterest income:
Service charges on deposit accounts	172	176
Other service charges and fees	117	62
Gain on sale of securities available for sale	16	30
Gain on sale of loans held for sale	240	—
Gain on sale of land	298	—

Total noninterest income	843	268

Noninterest expenses:
Salaries and employee benefits	2,552	1,780
Occupancy and equipment	984	754
Advertising	75	53
Insurance	47	29
Data processing	302	203
Telephone	147	81
Professional fees	111	74
Other	624	402

Total noninterest expenses	4,842	3,376

Earnings before income taxes	883	623
Income taxes	322	234

Net earnings	$561	389

Basic earnings per share	$.38	.32

Weighted average number of shares outstanding for basic	1,486,168	1,216,595

Diluted earnings per share	$.37	.32

Weighted average number of shares outstanding for diluted	1,512,080	1,230,523

See Accompanying Notes to Consolidated Financial Statements.

OLD FLORIDA BANKSHARES, INC.

Consolidated Statements of Changes in Stockholders’ Equity

($ in thousands)

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
Balance at December 31, 2001	$12	12,426	(966)	42	11,514

Comprehensive income:
Net earnings	—	—	389	—	389
Net change in unrealized gain on securities available for sale, net of tax	—	—	—	71	71

Comprehensive income					460

Balance at December 31, 2002	12	12,426	(577)	113	11,974

Comprehensive income:
Net earnings	—	—	561	—	561
Net change in unrealized gain on securities available for sale, net of tax	—	—	—	(67)	(67)

Comprehensive income					494

Stock options issued in bank acquisition	—	138	—	—	138
Stock issued in connection with bank acquisition (713,000 shares)	7	8,905	—	—	8,912

Balance at December 31, 2003	$19	21,469	(16)	46	21,518

See Accompanying Notes to Consolidated Financial Statements.

OLD FLORIDA BANKSHARES, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2003	2002
Cash flows from operating activities:
Net earnings	$561	389
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	466	361
Provision for loan losses	—	149
Provision for deferred income taxes	220	234
Amortization of loan fees, costs, premiums and discounts	(238)	(286)
Amortization of purchase accounting adjustments	(64)	—
Gain on sale of securities available for sale	(16)	(30)
Gain on sale of loans held for sale	(240)	—
Proceeds from sale of loans held for sale	9,981	—
Originations of loans held for sale	(9,741)	—
Gain on sale of land	(298)	—
Decrease (increase) in accrued interest receivable	29	(35)
Decrease (increase) in other assets	23	(73)
Increase (decrease) in official checks, accrued interest payable and other liabilities	799	(21)

Net cash provided by operating activities	1,482	688

Cash flows from investing activities:
Purchase of securities available for sale	(11,991)	(9,976)
Purchase of securities held to maturity	(987)	—
Principal collected on securities available for sale	6,317	2,871
Call of securities available for sale	6,500	4,485
Sale of securities available for sale	4,038	2,247
Net increase in loans	(2,753)	(14,192)
Purchase of Federal Home Loan Bank stock	(199)	—
Sale of Federal Reserve Bank stock	197	—
Purchase of premises and equipment	(1,598)	(313)
Cash received in acquisition of deposit accounts	—	8,052
Cash received in acquisition of bank	1,376	—
Proceeds from sale of land	725	—

Net cash provided by (used in) investing activities	1,625	(6,826)

Cash flows from financing activities:
Net increase in deposits	4,641	3,509
Repayment of Federal Home Loan Bank advances	(9,013)	(3,013)
Repayment of Federal Funds purchased	(2,400)	—
Proceeds from Federal Home Loan Bank advances	7,000	3,000

Net cash provided by financing activities	228	3,496

Net increase (decrease) in cash and cash equivalents	3,335	(2,642)
Cash and cash equivalents at beginning of year	6,613	9,255

Cash and cash equivalents at end of year	$9,948	6,613

(continued)

OLD FLORIDA BANKSHARES, INC.

Consolidated Statements of Cash Flows, Continued

(In thousands)

	Years Ended December 31,
	2003	2002
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$2,414	2,815

Income taxes	$100	—

Noncash transaction:
Accumulated other comprehensive income, net change in unrealized gain on securities available for sale	$(67)	71

In connection with the acquisition of the Bank, the following assets were acquired and liabilities assumed:
Securities available for sale	$11,225	—

Loans	$34,915	—

Premises and equipment	$4,264	—

Federal Home Loan Bank stock	$240	—

Federal Reserve Bank stock	$197	—

Accrued interest receivable and other assets	$330	—

Goodwill	$3,511	—

Core deposit intangible	$401	—

Deposits	$38,124	—

Federal Home Loan Bank advances	$4,853	—

Federal funds purchased	$2,400	—

Other liabilities	$2,032	—

See Accompanying Notes to Consolidated Financial Statements.

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements

At December 31, 2003 and 2002 and For the Years then Ended

(1) Summary of Significant Accounting Policies

General. Old Florida Bankshares, Inc. (the “Holding Company”) owns 100% of the outstanding common stock of Old Florida Bank (the “Bank”) and Old Florida Capital, Inc. (“OFC”) (collectively the “Company”). The Holding Company’s only business activities are those of its subsidiaries. The Bank is a state (Florida) chartered commercial bank. The Bank offers a variety of community banking services to individual and corporate customers through its three banking offices located in Ft. Myers, Bonita Springs and Naples, Florida. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation. In 2002, the Holding Company established OFC which brokers commercial mortgage loans. OFC had limited activity in 2003 and was inactive in 2002.

In February 2002, the Company acquired deposits from another financial institution in South Fort Myers, Florida. The deposits were transferred to the Fort Myers branch. The excess of the fair value of liabilities assumed over the fair value of tangible assets acquired in this transaction is being amortized on the straight-line basis over ten years. The intangible asset at December 31, 2003 and 2002 was $172,888 and $194,276, respectively, and is included in other assets on the consolidated balance sheets.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Holding Company, the Bank and OFC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits with banks and federal funds sold, all of which mature within ninety days.

The Company’s banking subsidiary is required by law or regulation to maintain cash reserves with the Federal Reserve Bank. The reserve balances at December 31, 2003 and 2002 were approximately $376,000 and $350,000, respectively.

(continued)

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Securities. Securities may be classified as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings and reported in comprehensive income. Gains and losses on the sale of available-for-sale securities are recorded on the trade date and are determined using the specific-identification method. Premiums and discounts on securities available for sale are recognized in interest income using the interest method over the period to maturity.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.

Commitment fees, loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well-collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

(continued)

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Allowance for Loan Losses, Continued. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual installment, home equity or residential loans for impairment disclosures.

Premises and Equipment. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is computed using the straight-line method over the estimated useful life of each type of asset or the lease term if shorter.

Core Deposit Intangible. The core deposit intangible resulted from the bank acquisition (see Note 2) by the Company on August 15, 2003. This amount is being amortized using an accelerated method over five years, the estimated remaining life of the related deposits.

Goodwill. Goodwill resulted from the bank acquisition (see Note 2) by the Company on August 15, 2003. In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. Based on the impairment tests performed, there was no impairment of goodwill during the year ended December 31, 2003. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes. Deferred tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

(continued)

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Stock Compensation Plans. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure (collectively, “SFAS 123”) encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. The Company accounts their stock option plans under the recognition and measurement principles of APB No. 25. No stock-based employee compensation cost is reflected in net earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant, except for the stock options issued in connection with the acquisition of Marine (see Note 2). The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation ($ in thousands, except per share data).

	Years Ended December 31,
	2003	2002
Net earnings, as reported	$561	389
Deduct: Total stock-based employee compensation determined under the fair value based method for all awards, net of related tax effect	(47)	(44)

Proforma net earnings	$514	345

Basic earnings per share	$.38	.32

Proforma basic earnings per share	$.35	.28

Diluted earnings per share	$.37	.32

Proforma diluted earnings per share	$.34	.28

(continued)

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Stock Compensation Plans, Continued. In order to calculate the fair value of the options granted using the Black-Scholes model, it was assumed that the risk-free interest rate for 2003 and 2002 was 4.7% and 4.3%, respectively, there would be no dividends paid by the Company over the exercise period, the expected life of the options would be ten years and stock volatility would be zero due to the lack of an active market for the stock. For purposes of pro forma disclosures, the estimated fair value is included in expense during the vesting period (in thousands).

	Years Ended December 31,
	2003	2002
Grant-date fair value of options issued during the year	$20	63

Off-Balance-Sheet Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, standby letters of credit and unused lines of credit. Such financial instruments are recorded in the financial statements when they are funded.

Fair Values of Financial Instruments. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximates their fair value.

Securities. Fair values for securities available for sale and held to maturity are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of Federal Home Loan Bank stock approximates fair value.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued Interest. The carrying amount approximates fair value.

Deposit Liabilities. The fair values disclosed for demand, savings, NOW and money market deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities of time deposits.

(continued)

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Fair Values of Financial Instruments, Continued.

Federal Home Loan Bank Advances. Fair values for Federal Home Loan Bank advances are estimated using a discounted cash flow calculation that applies interest rates currently being offered on Federal Home Loan Bank advances.

Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Earnings Per Share. Earnings per share (“EPS”) of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. Outstanding stock options are considered dilutive securities for purposes of calculating diluted EPS which is computed using the treasury stock method. All outstanding warrants are not considered dilutive securities. The following tables present the calculations of EPS (dollars in thousands, except per share amounts).

	For the Year Ended December 31, 2003
	Earnings	Weighted-Average Shares	Per Share Amount
Basic EPS:
Net earnings available to common stockholders	$561	1,486,168	$.38

Effect of dilutive securities-
Incremental shares from assumed conversion of options		25,912

Diluted EPS:
Net earnings available to common stockholders and assumed conversions	$561	1,512,080	$.37

	For the Year Ended December 31, 2002
	Earnings	Weighted-Average Shares	Per Share Amount
Basic EPS:
Net earnings available to common stockholders	$389	1,216,595	$.32

Effect of dilutive securities-
Incremental shares from assumed conversion of options		13,928

Diluted EPS:
Net earnings available to common stockholders and assumed conversions	$389	1,230,523	$.32

(continued)

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Earnings Per Share, Continued. The following warrants issued in connection with the acquisition of Marine (see Note 2) were excluded from the calculation of EPS due to the exercise price being above the average market price:

	Number of Outstanding Warrants	Exercise Price	Expire
For the year ended December 31, 2003	63,875	$16.13	2009

Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net earnings, are components of comprehensive income. The components of other comprehensive income and related tax effects are as follows (in thousands):

	Years Ended December 31,
	2003	2002
Unrealized holding (losses) gains on available-for-sale securities	$(92)	144
Reclassification adjustment for gains realized in earnings	(16)	(30)

Net unrealized (losses) gains	(108)	114
Income taxes	41	(43)

Net amount	$(67)	71

Advertising. The Company expenses all media advertising as incurred.

Recent Pronouncements. In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others” (“FIN 45”), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires the Company to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability were applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material affect on the financial statements of the Company.

In January 2003, the FASB issued (Revised in December 2003) FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”) which addresses consolidation by business enterprises of variable interest entities. FIN 46 applies to variable interest entities created after January 31, 2003. The Company has no variable interest entities, therefore FIN 46 had no effect on the financial statements of the Company.

(continued)

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Recent Pronouncements, Continued. In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. The adoption of this Statement had no effect on the Company’s financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement had no effect on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement had no effect on the Company’s financial statements.

(2) Bank Acquisition

On August 15, 2003, the Company acquired 100% of Marine Bancshares, Inc. (“Marine”) through an Agreement and Plan of Merger (the “Agreement”). Marine was a bank holding company and parent company of Marine National Bank which offered a variety of community banking services to individuals and corporate customers through its one banking office located in Naples, Florida. In accordance with the Agreement, each share of Marine common stock was exchanged for .62 shares of the Company’s common stock. Therefore, all outstanding common shares of Marine were exchanged for 713,000 shares of the Company’s common stock at a market value of $12.50 per share or $8,912,500. In addition, in connection with the acquisition, the Company agreed to assume 153,024 outstanding stock options and warrants to purchase Marine common stock, which became exercisable for 94,875 shares of the Company’s common stock following the merger after giving effect to the same exchange ratio provided for in the Agreement. Of the total new options and warrants issued, 31,000 stock options have an exercise price of $8.06 and the difference between this exercise price and the market value of the Company’s common stock of $12.50 totaled approximately $138,000 and was recorded as additional paid-in capital and goodwill. The remaining 63,875 new warrants have an exercise price of $16.13 which exceeded the market value of the Company’s common stock. At the date of acquisition, Marine was merged into the Holding Company and Marine National Bank was merged into the Bank. The Company acquired Marine to expand into the Naples, Florida market and to increase its capital base which is expected to increase the overall profitability of the Company. The consolidated financial statements include the operating results of Marine from the date of acquisition.

(continued)

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(2) Bank Acquisition, Continued

The acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations,” and the Company has accordingly allocated the purchase price of Marine based upon the fair values of the net assets acquired and liabilities assumed. The estimated fair values of the assets acquired and liabilities assumed at the date of acquisition is as follows (in thousands):

Assets:
Cash and cash equivalents	$1,376
Securities available for sale	11,225
Loans	34,915
Premises and equipment	4,264
Federal Home Loan Bank stock	240
Federal Reserve Bank stock	197
Accrued interest receivable and other assets	330
Goodwill	3,511
Core deposit intangible	401

Total assets acquired	56,459

Liabilities:
Deposits	38,124
Federal Home Loan Bank advances	4,853
Federal funds purchased	2,400
Other liabilities	2,032

Total liabilities assumed	47,409

Net assets acquired	$9,050	(1)

(1)	Includes $8,912,000 for stock issued and $138,000 recorded as additional paid-in capital for stock options issued.

(continued)

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(2) Bank Acquisition, Continued

The core deposit intangible of $401,000 is being amortized over 5 years, the estimated remaining life of the related deposits. Amortization expense for 2003 was $44,556. The future amortization expense will be $124,756 for 2004, $98,022 for 2005, $71,289 for 2006, $44,556 for 2007 and $17,822 for 2008. The goodwill of approximately $3.4 million is not deductible for income tax purposes. A valuation allowance has been recorded on the deferred tax asset relating to the net operating loss carryforward of Marine.

The following unaudited proforma financial information assumes that Marine was acquired by the Company on January 1, 2002 and includes the effect of depreciation, amortization and accretion of fair value adjustments and the amortization of the core deposit intangible. The proforma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition taken place on January 1, 2002. Proforma information follows (in thousands, except per share amounts):

	Years Ended December 31,
	2003	2002
Interest income	$9,111	10,220

Interest expense	$3,268	4,498

Net earnings (loss)	$655	(6)

Basic earnings (loss) per share	$.44	(.01)

Diluted earnings (loss) per share	$.43	(.01)

Included in net earnings for 2003 are termination benefits of approximately $304,000, net of related tax effect, paid to certain employees of Marine that would not have been paid if the acquisition had not occurred.

(continued)

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(3) Securities

Securities have been classified according to management’s intent. The carrying amount of securities and their approximate fair values are as follows (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for Sale:
At December 31, 2003:
U.S. Government Agency securities	$1,997	9	—	2,006
Collateralized mortgage obligations	4,946	76	(10)	5,012
Mortgage-backed securities	8,061	30	(36)	8,055

	$15,004	115	(46)	15,073

At December 31, 2002:
U.S. Government Agency securities	1,971	37	—	2,008
Collateralized mortgage obligations	1,328	14	(1)	1,341
Mortgage-backed securities	5,465	120	—	5,585

	$8,764	171	(1)	8,934

Held to Maturity -
At December 31, 2003:
U.S. Government Agency securities	$981	2	(23)	960

Sales of securities available for sale were as follows (in thousands):

	Years Ended December 31,
	2003	2002
Gross proceeds	$4,038	2,247

Gross gains	44	30
Gross losses	(28)	—

Net gains	$16	30

(continued)

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(3) Securities, Continued

The scheduled maturities of securities at December 31, 2003 are as follows (in thousands):

	Held to Maturity		Available for Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due from one to five years	$217	209	1,497	1,505
Due from five to ten years	279	281	500	501
Due after ten years	485	470	—	—
Collateralized mortgage obligations	—	—	4,946	5,012
Mortgage-backed securities	—	—	8,061	8,055

	$981	960	15,004	15,073

(4) Loans

The components of loans are as follows (in thousands):

	At December 31,
	2003	2002
Commercial	$8,159	3,778
Commercial real estate	101,750	78,928
Residential real estate	11,184	4,370
Installment	4,484	650
Home equity	1,507	807

	127,084	88,533

Deduct:
Net deferred loan and commitment fees	(354)	(296)
Allowance for loan losses	(1,427)	(965)

Loans, net	$125,303	87,272

An analysis of the change in the allowance for loan losses follows (in thousands):

	Years Ended December 31,
	2003	2002
Beginning balance	$965	825
Provision for loan losses	—	149
Allowance recorded in connection with Marine acquisition	566	—
(Charge-offs), net of recoveries	(104)	(9)

Ending balance	$1,427	965

The Company had no loans held for sale at December 31, 2003 or 2002.

(continued)

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(4) Loans, Continued

The Company identifies impaired loans in accordance with Statement of Financial Accounting Standards No. 114 and 118. No loans were identified as impaired for the year ended December 31, 2002. The following summarizes the amount of impaired loans at December 31, 2003, all of which were collateral dependent (in thousands):

Amount
Loans identified as impaired:
Gross loans with no related allowance for losses	$—
Gross loans with related allowance for losses recorded	931
Less: Allowances on these loans	(140)

Net investment in impaired loans	$791

The average net investment in impaired loans and interest income recognized and received on impaired loans during 2003 was as follows (in thousands):

Amount
Average net investment in impaired loans	$325

Interest income recognized on impaired loans	$—

Interest income received on impaired loans	$—

Nonaccrual and past due loans were as follows (in thousands):

	At December 31,
	2003	2002
Nonaccrual loans	$931	—
Accruing loans past due ninety days or more	—	—

Total	$931	—

(continued)

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(5) Premises and Equipment

A summary of premises and equipment follows (in thousands):

	At December 31,
	2003	2002
Land	$2,032	1,109
Building	6,220	2,415
Leasehold improvements	230	230
Furniture and fixtures	1,091	709
Computer equipment and software	1,325	996

Total, at cost	10,898	5,459

Less accumulated depreciation and amortization	(1,798)	(1,328)

Premises and equipment, net	$9,100	4,131

The Company has an operating lease for a branch facility. The term of the lease is for five years and contains four five year renewal options. Also, the Company leases certain equipment and automobiles under operating leases with lease terms ranging from two to three years. Rent expense under operating leases during the years ended December 31, 2003 and 2002 was $187,335 and $101,368, respectively. Due to the acquisition of Marine, the Company acquired leases to a third parties under operating leases for a remaining lease term of less than three years. Branch rental income was $44,778 for 2003. Approximate future minimum annual rental commitments under noncancellable operating leases are as follows (in thousands):

Year Ending December 31,	Operating Lease Expense	Operating Lease Income
2004	$230	137
2005	200	138
2006	162	72
2007	100	—
2008	103	—
Thereafter	7	—

	$802	347

(continued)

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(6) Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000, was approximately $29.8 million and $21.9 million at December 31, 2003 and 2002, respectively.

A schedule of maturities of time deposits at December 31, 2003 follows (in thousands):

Year Ending December 31,	At December 31
2004	$36,129
2005	14,139
2006	5,195
2007	4,469
2008	4,068

$64,000

(7) Federal Home Loan Bank Advances

Maturities and interest rates on Federal Home Loan Bank (“FHLB”) advances were as follows (dollars in thousands):

Year Ending December 31,	Interest Rate		At December 31,
			2003	2002
2003	1.6%		$—	3,000
2005	Variable		3,000	—
2011	1.5%		347	360
2012	2.39	%(1)	2,818	—

			$6,165	3,360

(1)	FHLB has the option to call every ninety days.

At December 31, 2003, FHLB advances were collateralized by all of the Company’s FHLB stock and a blanket lien on commercial real estate and residential real estate loans.

(8) Financial Instruments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are unused lines of credit, commitments to extend credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for unused lines of credit, commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

(continued)

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(8) Financial Instruments, Continued

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that included in extending loans to customers.

The estimated fair values of the Company’s financial instruments were as follows (in thousands):

	At December 31, 2003		At December 31, 2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$9,948	9,948	6,613	6,613

Securities available for sale	$15,073	15,073	8,934	8,934

Securities held to maturity	$981	960	—	—

Loans, net	$125,303	125,784	87,272	87,571

Accrued interest receivable	$476	476	372	372

Federal Home Loan Bank stock	$608	608	169	169

Financial liabilities:
Deposits	$134,576	137,247	91,927	94,829

FHLB advances	$6,165	6,223	3,360	3,360

Unused lines of credit, commitments to extend credit and standby letters of credit typically result in loans with a market interest rate when funded. A summary of the amounts of the Company’s financial instruments, with off-balance-sheet risk at December 31, 2003 follows (in thousands):

	Contract Amount	Carrying Amount	Estimated Fair Value
Unused lines of credit and construction funding	$30,477	—	—

Commitments to extend credit	$10,050	—	—

Standby letters of credit	$567	—	—

(continued)

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(9) Credit Risk

The Company grants the majority of its loans to borrowers throughout the Ft. Myers, Bonita Springs and Naples, Florida areas. Although the Company has a diversified loan portfolio, a significant portion of its borrowers’ ability to honor their contracts is dependent upon the economy of Ft. Myers, Bonita Springs and Naples, Florida.

(10) Income Taxes

Allocation of Federal and state income taxes between current and deferred portions is as follows (in thousands):

	Years Ended December 31,
	2003	2002
Current:
Federal	$85	—
State	17	—

Total current	102	—

Deferred:
Federal	188	200
State	32	34

Total deferred	220	234

Total income taxes	$322	234

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows ($ in thousands):

	Years Ended December 31,
	2003		2002
	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings
Income taxes at Federal statutory rate	$300	34.0%	$212	34.0%
Increase (decrease) resulting from:
State taxes, net of Federal tax benefit	32	3.6	22	3.6
Other	(10)	(1.1)	—	—

	$322	36.5%	$234	37.6%

(continued)

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(10) Income Taxes, Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands).

	At December 31,
	2003	2002
Deferred tax assets:
Net operating loss carryforwards	$1,384	145
Allowance for loan losses	388	184
Organizational and preopening costs	67	19
Accumulated depreciation	56	63
Intangible assets	5	2

Gross deferred tax assets	1,900	413

Valuation allowance	(1,703)	—

Net deferred tax assets	197	413

Deferred tax liabilities:
Accrual to cash adjustment	(43)	(94)
Purchase accounting adjustments	(63)	—
Unrealized gain on securities available for sale	(23)	(57)

Deferred tax liabilities	(129)	(151)

Net deferred tax asset	$68	262

At December 31, 2003, the Company has a valuation allowance to reflect the amount of deferred tax assets from the Marine acquisition which might not be realized. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income in the future. Until it can be determined that the combined entity can generate sufficient taxable income in the future the Company will maintain the valuation allowance.

At December 31, 2003, the Company has approximately $3,677,000 of net operating loss carryforwards available to offset future taxable income. These carryforwards will expire beginning in 2019 if not previously utilized. Due to the change in ownership of Marine these net operating loss carryforwards are subject to an annual limitation of approximately $394,000.

(11) Related Party Transactions

At December 31, 2003 and 2002, officers and directors of the Company and entities in which they hold a financial interest had loan balances outstanding to the Company of approximately $1.7 million and $1.6 million, respectively.

(continued)

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(12) Stock Option Plans and Warrants

The Company has an incentive stock option plan for officers and employees of the Company and has reserved 100,000 shares of common stock for the plan. The exercise price of the stock options is the greater of $10 or the fair market value of the common stock on the date of grant. The options vest 33% during the second and third year, respectively, after grant and are fully exercisable during the fourth year after the grant date. The options must be exercised within 10 years from the date of grant. At December 31, 2003, 30,939 shares remain available for grant.

The Company also has a nonqualified stock option plan for directors of the Company and has reserved 131,000 (amended) shares of common stock for the plan. The exercise price of the stock options is the greater of $10 or the fair market value of the common stock on the date of grant and options vest 33% during the second and third year, respectively, after grant and are fully exercisable during the fourth year after the grant date, except for the stock options issued in connection with the acquisition of Marine which had a exercise price of $8.06 and were fully vested when issued. The options must be exercised within 10 years from the date of grant. As of December 31, 2003 all available options had been granted.

A summary of stock option transactions follows ($ in thousands, except per share amounts):

	Number of Shares	Range of Per Share Option Price	Weighted-Average Per Share Price	Aggregate Option Price
Outstanding at December 31, 2001	151,561	$10.00-11.50	10.10	1,530
Options granted	15,000	12.50	12.50	187

Outstanding at December 31, 2002	166,561	10.00-12.50	10.35	1,717
Options granted	2,500	8.06-13.90	8.50	285
Options assumed at acquisition	31,000
Options exercised	(665)	(12.50)	12.50	(8)

Outstanding at December 31, 2003	199,396	$8.06-13.90	10.00	1,994

The weighted-average remaining contractual life of the outstanding stock options at December 31, 2003 and 2002 was 6.5 years and 7.0 years, respectively.

These options are exercisable as follows:

Year Ending	Number of Shares	Weighted-Average Exercise Price
Currently	183,606	$9.76
2004	9,459	11.86
2005	5,498	12.71
2006	833	13.90

	199,396	$10.00

(continued)

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(12) Stock Option Plans and Warrants, Continued

In connection with the acquisition of Marine, former directors of Marine had 103,024 warrants outstanding which were converted into 63,875 warrants to purchase one share of the Company’s common stock for each warrant issued at a price of $16.13. The warrants were vested immediately and are exercisable through 2009.

(13) Profit Sharing Plan

The Company sponsors a profit sharing plan in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The profit sharing plan is available to all employees electing to participate after meeting certain length-of-service requirements. The Company contributed $45,287 and $34,031 to the plan during the years ended December 31, 2003 and 2002, respectively.

(14) Stockholders’ Equity

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Holding Company.

(15) Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s and Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percents (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

(continued)

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(15) Regulatory Matters, Continued

As of December 31, 2003, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percents as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and percentages are also presented in the table (dollars in thousands).

	Actual		For Capital Adequacy Purposes		For Well Capitalized Purposes
	Amount	Percent	Amount	Percent	Amount	Percent
As of December 31, 2003:
Total capital (to Risk-Weighted Assets)	$18,681	13.68%	$10,928	8.00%	$13,660	10.00%
Tier I Capital (to Risk-Weighted Assets)	17,254	12.63	5,464	4.00	8,196	6.00
Tier I Capital (to Average Assets)	17,254	10.99	6,280	4.00	7,850	5.00

As of December 31, 2002:
Total capital (to Risk-Weighted Assets)	12,287	13.35	7,362	8.00	9,202	10.00
Tier I Capital (to Risk-Weighted Assets)	11,322	12.30	3,681	4.00	5,521	6.00
Tier I Capital (to Average Assets)	11,322	10.96	4,133	4.00	5,166	5.00

(continued)

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(16) Holding Company Financial Information

The Holding Company’s financial information as of December 31, 2003 and 2002 and for the years then ended follows (in thousands):

Condensed Balance Sheets

	At December 31,
	2003	2002
Assets
Cash	$331	27
Investment in subsidiaries	21,067	11,949
Other assets	120	—

Total assets	$21,518	11,976

Liabilities and Stockholders’ Equity
Other liabilities	—	2
Stockholders’ equity	21,518	11,974

Total liabilities and stockholders’ equity	$21,518	11,976

Condensed Statements of Earnings
	For the Years Ended December 31,
	2003	2002
Expenses	$(19)	—
Income of subsidiaries	580	389

Net earnings	$561	389

(continued)

OLD FLORIDA BANKSHARES, INC.

Notes to Consolidated Financial Statements, Continued

(16) Holding Company Financial Information, Continued

Condensed Statements of Cash Flows

	For the Years Ended December 31,
	2003	2002
Cash flows from operating activities:
Net earnings	$561	389
Adjustments to reconcile net earnings to net cash used in operating activities:
Increase in other assets	(12)	—
Decrease in other liabilities	(2)	(33)
Equity in undistributed earnings of subsidiaries	(580)	(389)

Net cash used in operating activities	(33)	(33)

Cash flows from investing activities:
Cash dividends received from subsidiary	—	60
Cash received in bank acquisition	1,376	—
Investment in subsidiary	(1,039)

Net cash provided by investing activities	337	60

Net increase in cash	304	27

Cash at beginning of the year	27	—

Cash at end of year	$331	27

Noncash transaction:
Change in investment in subsidiary due to change in accumulated other comprehensive income, change in unrealized gain on securities available for sale, net of income tax	$(67)	71

In connection with the acquisition of Marine, certain other assets were acquired	$10,089	—

Net assets contributed to Bank from Holding Company	$9,644	—